Exhibit 99.1

Goldcorp Updates Shareholding in Delta Gold Corporation

TSX: G      NYSE: GG

(All Amounts in $US unless stated otherwise)

VANCOUVER, Feb. 16, 2013 /CNW/ - GOLDCORP INC. (TSX: G), (NYSE: GG) reports that through its wholly-owned subsidiary, Goldcorp USA Inc., it has received 22,059,000 common shares (the "Shares") in the capital of Delta Gold Corporation (formerly ADR Capital Corp.) ("Delta") pursuant to a reverse takeover transaction involving Delta Gold Inc. that was completed on February 13, 2013 (the "Transaction") as described in the Filing Statement of Delta dated December 28, 2012 and filed on www.sedar.com.  The Shares received by Goldcorp pursuant to the Transaction represent approximately 11.5% of the 191,171,258 issued and outstanding common shares of Delta, and have an estimated value of $2.5 million. Pursuant to the Transaction, each Delta Gold Inc. common share was exchanged for 4.4118 common shares of Delta.

Goldcorp previously received 5,000,000 common shares of Delta Gold Inc. as a first payment for the granting of an option to Delta Gold Inc. to purchase the 100% Goldcorp-owned Imperial project, located in California, USA in June of 2012.

Subject to compliance with applicable securities laws in respect of the resale of the Shares, Goldcorp may purchase, sell or acquire securities of Delta in the future on the open market or in private transactions, depending on market conditions and other factors material to its investment decisions.

This press release is issued pursuant to National Instrument 62-103 - The Early Warning System and Related Take-Over Bid and Insider Reporting Issues, which also requires a report to be filed with regulatory authorities in each of the jurisdictions containing additional information with respect to the foregoing matters (the "Early Warning Report").  For further information and to obtain a copy of the Early Warning Report filed in connection with the Transaction, please see Delta's profile on the SEDAR website at www.sedar.com or contact:

Anna M. Tudela
Vice President, Regulatory Affairs and Corporate Secretary
Goldcorp Inc.
Suite 3400-666 Burrard Street
Vancouver, B.C. Canada V6C 2X8
Telephone: (604) 696-3000

Goldcorp is one of the world's fastest growing senior gold producers. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. ("Goldcorp"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected",  "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property.  Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2011 available at www.sedar.com.  Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date.  Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

SOURCE: Goldcorp Inc.

%CIK: 0000919239

For further information:

Jeff Wilhoit
Vice President, Investor Relations
Goldcorp Inc.
Telephone: (604) 696-3074
Fax: (604) 696-3001
E-mail:  info@goldcorp.com
website:  www.goldcorp.com

CO: Goldcorp Inc.

CNW 22:23e 16-FEB-13